FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on November 11, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on November 30, 2005, by the registrant, announcing the closing of CRT operations in North America and Europe.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 8, 2005

November 11, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, November 11, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between October 31, 2005 and November 11, 2005

3. Aggregate number of shares repurchased: 1,383,000 shares

4. Aggregate repurchase amount: 2,998,045,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2005:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 120 million shares

•	Aggregate repurchase amount: Up to 150 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2005 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 47,277,000 shares

•	Aggregate repurchase amount: 82,995,221,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2005:

•	Total number of shares issued (excluding treasury stock): 2,216,778,068 shares

•	Treasury stock: 236,275,429 shares

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November 30, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Close CRT Operations in North America and Europe

Osaka, Japan, November 30, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced plans to discontinue operations at MT Picture Display Germany GmbH (MTPDG) and MT Picture Display Corporation of America (Ohio) – MTPDA (OH) by the end of this fiscal year ending March 31, 2006, and to begin closing/liquidation procedures. MTPDG and MTPDA (OH) are subsidiaries of Matsushita Toshiba Picture Display Co., Ltd. (MTPD), a joint venture of MEI and Toshiba Corporation.

MTPDG, which manufactures cathode ray tubes (CRTs) for large screen TVs for the European market, and MTPDA (OH), which manufactures CRTs for TVs and projection TVs for the North American market, have both faced declines in demand for CRTs and intensified price competition, due to increasing sales of flat-panel TVs in their respective markets. The closing of these operations is a part of MTPD’s restructuring initiatives to shift business to Asian and Chinese markets.

MEI has not revised its consolidated, or non-consolidated financial forecasts (announced on April 28, 2005) for the year ending March 31, 2006.

[Reference]

MTPDG Company Overview (as of September 30, 2005)

Company name	MT Picture Display Germany GmbH

Representative	Eberhard Buettner, Managing Director

Location of head office	Fritz-Mueller str. 112, Esslingen, Germany

Date of incorporation	February 1, 1995

Principal business	Manufacture and sales of CRTs for TVs

Share capital	Euro 1,020,000

Number of employees	605

MTPDA (OH) Company Overview (as of September 30, 2005)

Company name	MT Picture Display Corporation of America (Ohio)

Representative	Masayuki Yamanaka, President

Location of head office	1400 West Market Street, Troy, OH, U.S.A.

Date of incorporation	March 1, 1988

Principal business	Manufacture and sales of CRTs for TVs

Share capital	U.S.$ 208,006,000

Number of employees	727

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